FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of July 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 25, 2007 announcing that Registrant has been chosen by Axesat, a leading satellite service provider in Latin America, to provide a SkyEdge broadband satellite network comprised of a hub and more than 400 SkyEdge VSATs.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated July 25, 2007

Colombia’s Axesat chooses Gilat to provide a SkyEdge broadband satellite network

Petah Tikva, Israel, July 25, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been chosen by Axesat, a leading satellite service provider in Latin America, to provide a SkyEdge broadband satellite network comprised of a hub and more than 400 SkyEdge VSATs. With completion of this latest deployment, Axesat will operate more than 2,500 Gilat VSATs nationwide.

Axesat will deploy Gilat’s SkyEdge Pro and SkyEdge IP VSATs to provide Colombian enterprises with private networking services including interactive data, broadband Internet access, and Voice over Internet Protocol (VoIP) services. Gilat’s SkyEdge platform was chosen following Axesat’s successful deployment and operation of its network comprising more than 2,000 Gilat 360E VSATs.

“This agreement expands the successful relationship we have enjoyed with Gilat since 2003 – a relationship that is essential to the continued growth of our company,” said Mauricio Segovia, General Manager, Axesat. “The SkyEdge network, based on Gilat’s advanced VSAT technology and experience will enable us to continue providing the highest possible level of customer service and support to Colombian enterprises in a variety of important business segments,” he added.

Jose Aronovich, Gilat Network System's regional vice president sales, Latin America, said, “This new contract with Axesat demonstrates our continued success in Latin America, where we provide equipment and services to many of the region’s largest operators. Gilat’s broadband satellite solutions enable businesses and consumers throughout Latin America to benefit from increased productivity and advanced services.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

As part of its commitment to the Latin American market, Gilat recently launched a new Spanish language web site, available at www.gilatnetworks.com

About Axesat

Axesat, based in Bogota, is a leading satellite service provider in Latin America, providing service to corporate and residential customers in Colombia, Venezuela, Ecuador and throughout Central America. For more information, please visit www.axesat.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contacts:
Ayelet Shaked (Gilat)	Rachel Levine
Phone: +972-3-925-2598	The Global Consulting Group (GCG)
Email: ayelets@gilat.com	Tel: +1 646-284-9439
rlevine@hfgcg.com

Media Relations Contact:
Kim Kelly (Gilat)
Phone: +972-3-925-2406
Email: kimk@gilat.com